Exhibit 99.2

Audited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2018 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2018	31.12.2017	31.03.2017	31.03.2018	31.03.2017
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenues	35,349	38,060	35,542	142,028	140,809
2	Cost of revenues	16,454	16,649	17,360	65,724	62,453
3	Gross profit (1 - 2)	18,895	21,411	18,182	76,304	78,356
4	Selling, general and administrative expenses	12,067	12,048	10,973	46,910	46,372
5	Research and development expenses	4,348	4,667	4,579	18,265	19,551
6	Other (income)/expense, net	(167)	(313)	(505)	(788)	(1,065)
	Total operating expenses	16,248	16,402	15,047	64,387	64,858
7	Operating profit [(3) - (4 + 5 + 6)]	2,647	5,009	3,135	11,917	13,498
	Finance income	1,209	1,053	285	2,897	1,587
	Finance expense	(177)	(202)	(333)	(817)	(781)
8	Finance (expense)/income, net	1,032	851	(48)	2,080	806
9	Share of profit of equity accounted investees, net of tax	69	85	102	344	349
10	Profit before tax (7 + 8 + 9)	3,748	5,945	3,189	14,341	14,653
11	Tax expense	726	2,601	64	4,535	2,614
12	Profit for the period / year	3,022	3,344	3,125	9,806	12,039
	Attributable to :
	- Equity holders of the Company	3,022	3,344	3,125	9,806	12,039
	- Non-controlling interest	-	-	-	-	-
13	Earnings per share:
	Basic earnings per share of Rs.5/- each	18.21	20.16	18.86	59.13	72.24
	Diluted earnings per share of Rs.5/- each	18.18	20.13	18.83	59.00	72.09
		(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2018	31.12.2017	31.03.2017	31.03.2018	31.03.2017
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	7,699	6,785	6,850	27,484	27,458
	b) Global Generics	27,836	30,105	29,138	114,014	115,409
	c) Proprietary Products	848	2,137	552	4,245	2,363
	d) Others	414	382	451	1,777	1,760
	Total	36,797	39,409	36,991	147,520	146,990
	Less: Inter-segment revenues	1,448	1,349	1,449	5,492	6,181
	Net revenue from operations	35,349	38,060	35,542	142,028	140,809

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,510	1,296	541	4,446	4,473
	b) Global Generics	16,506	17,912	17,024	67,190	71,079
	c) Proprietary Products	726	2,022	410	3,799	1,951
	d) Others	153	181	207	869	853
	Total	18,895	21,411	18,182	76,304	78,356
	Less: Selling and other un-allocable expenditure, net of other income	15,147	15,466	14,993	61,963	63,703
	Total profit before tax	3,748	5,945	3,189	14,341	14,653

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The audited results have been reviewed by the Audit Committee of the Board on 21 May 2018 and approved by the Board of Directors of the Company at their meeting held on 22 May 2018. The above financial results have been prepared from the consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	Post implementation of Goods and Services Tax (“GST”) in India with effect from 1 July 2017, revenues are disclosed net of GST. Revenues for the earlier periods included excise duty which is now subsumed in the GST. Revenues for the year ended 31 March 2018 include excise duty upto 30 June 2017. Accordingly, revenues for the quarter and year ended 31 March 2018 are not comparable with those of the previous periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. The Company received Establishment Inspection report ("EIR") from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed.With regard to the Oncology manufacturing facility at Duvvada and API manufacturing facility at Srikakulam, the Company received EIRs from the U.S. FDA in November 2017 and February 2018, respectively, which indicates that the status remains unchanged.

4

In the United States of America, The Tax Cuts and Jobs Act of 2017 was approved and enacted in to law on 22 December 2017. The law includes significant changes to the U.S. corporate income tax system, including a reduction in Federal corporate tax rate from 35% to 21%.

Consequent to this enactment, the Company has re-measured its U.S. deferred tax assets and liabilities based on the new tax law and this resulted in a charge of Rs.374 million and Rs.1,304 million for the quarter and year ended 31 March 2018 respectively.

5	During the quarter ended 31 December 2017, the Company entered into a settlement agreement with the U.S. Department of Justice with respect to a litigation involving packaging for five blister packed prescription products. Consequent to the settlement, the Company has agreed to pay Rs.319 million (U.S.$5 million) to the Department of Justice. The same has been provided in the books of account under the head “selling, general and administrative expenses”.

6	The Board of directors, at their meeting held on 22 May 2018, have recommended a final dividend of Rs.20 per share subject to the approval of shareholders.

7	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures up to the third quarter of the revelant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

8	The results for the quarter and year ended 31 March 2018 were audited by the Independent Auditors of the Company. An unqualified report was issued by them thereon.

9	Consolidated statements of financial position

All amounts in Indian Rupees millions

	As at	As at
Particulars	31.03.2018	31.03.2017
	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	2,638	3,866
Other investments	18,330	14,270
Trade and other receivables	40,617	38,065
Inventories	29,089	28,529
Derivative financial instruments	103	262
Current tax assets	4,567	3,413
Other current assets	14,301	11,970
Total current assets	109,645	100,375
Non-current assets
Property, plant and equipment	57,869	57,160
Goodwill	3,945	3,752
Other intangible assets	44,665	44,925
Trade and other receivables	169	206
Investment in equity accounted investees	2,104	1,603
Other investments	2,549	5,237
Deferred tax assets	3,628	5,580
Other non-current assets	1,030	983
Total non-current assets	115,959	119,446
Total assets	225,604	219,821

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	16,052	13,417
Short-term borrowings	25,466	43,539
Long-term borrowings, current portion	63	110
Provisions	3,732	4,509
Current tax liabilities	1,530	1,483
Derivative financial instruments	85	10
Bank overdraft	96	87
Other current liabilities	22,668	21,845
Total current liabilities	69,692	85,000
Non-current liabilities
Long-term borrowings, excluding current portion	25,089	5,449
Deferred tax liabilities	730	1,204
Provisions	53	47
Other non-current liabilities	3,580	4,077
Total non-current liabilities	29,452	10,777
Total liabilities	99,144	95,777
Equity
Share capital	830	829
Share premium	7,790	7,359
Share based payment reserve	1,021	998
Capital redemption reserve	173	173
Retained earnings	113,865	108,051
Other components of equity	2,781	6,634
Total equity	126,460	124,044
Total liabilities and equity	225,604	219,821

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	K Satish Reddy
Date: 22 May 2018	Chairman